MEALTHY INC
FINANCIAL STATEMENTS
Years Ended December 31, 2020 and 2019

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors

Mealthy Inc.

Fresno, CA

I have audited the accompanying financial statements of Mealthy Inc. (a corporation) which comprise the balance sheets as of December 31, 2020, and 2019, and the related statements of income, owner's equity and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my qualified audit opinion.

Basis for Qualified Opinion

Accounting records from third parties were not available for the year ended December 31,2019. As explained in Note D, this is due to accounts being closed, changed or lack of record keeping on the part of the third parties. Inventory balances for year ended 2019 were derived from records, purchases, sales and sale figures. Consequently, I was unable to verify independently the amounts of inventory for the year ended December 31, 2019.

Qualified Opinion

In my opinion, except for the possible effects of the matter described in the Basis for Qualified Opinion paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Mealthy Inc as of December 31, 2020, and 2019, and the changes in its net assets and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Ernest L. Tomkiewicz CPA

Ernest L Tomkiewicz CPA PLLC

Concord, NH

June 1, 2021

MEALTHY INC.
Balance Sheet
As of December 31, 2020 and 2019

		2020		2019
ASSETS				
CURRENT ASSETS				
Cash	$	2,544	$	151,038
PayPal		669		9,077
Accounts Receivable Trade		90,367		64,700
Accounts Receivable Retail		8,154		18,802
Prepaid Expenses		-		46,566
Due From Affiliates		-		99,305
Inventory		226,971		608,932
Total Current Assets	$	328,705	$	998,420
NON-CURRENT ASSETS				
Goodwill		618,017		-
Total Non-current Assets	$	618,017	$	-
TOTAL ASSETS	$	946,722	$	998,420
LIABILITIES				
CURRENT LIABILITIES				
Accounts Payable	$	25,945	$	242,004
Sales Tax Payable		3,186		20,016
Amazon Payable		-		124,345
Capital Funds Payable		141,551		-
Total Current Liabilities	$	170,682	$	386,365
NON-CURRENT LIABILITIES				
SBA Loan	$	149,900	$	-
SAFEs		973,670		973,670
Total Non-current Liabilities	$	149,900	$	-
TOTAL LIABILITIES	$	320,582	$	386,365
OWNER'S EQUITY				
Common Stock (0.0001 per share par value)	$	28	$	28
Authorized 1,000,000				
Issued 279,000 (2020) and 279,000 (2019)				
Retained Earnings		626,112		632,628
TOTAL EQUITY	$	626,140	$	632,656
TOTAL LIABILITIES AND OWNER'S EQUITY	$	946,722	$	1,019,021

See accompanying notes and independent auditor's report

MEALTHY INC.
Statement of Changes in Owner's Equity
Years Ended December 31, 2020 and 2019

	2020	2019
OWNER'S EQUITY - BEGINNING		
Capital Stock	$ 28	$ 28
Paid in Capital	-	-
Retained Earnings	632,628	2,393,383
Changes		
Additional Contributions		
Net Income	(6,516)	(1,760,755)
TOTAL	$ 626,140	$ 632,656
OWNER'S EQUITY - ENDING	$ 626,140	$ 632,656

See accompanying notes and independent auditor's report

MEALTHY INC.
Income Statement
For the Years Ended December 31, 2020 and 2019

		2020		2019
Revenue	$	7,468,983	$	5,940,426
Total Revenue	$	7,468,983	$	5,940,426
Cost of Goods Sold		6,241,253		4,822,327
Sales Tax		47,157		201,718
Gross Margin	$	1,180,573	$	916,381
Expenses				
Advertising	$	200,802	$	1,444,450
Amortization		20,601		-
Contract Personnel		638,720		488,846
Travel		4,201		26,297
Legal and Professional		12,265		25,067
Insurance		88,532		19,573
Bank Processing		11,726		13,424
Accounting Administration		29,353		184,188
IT Charges		62,239		69,843
Shipping		40,746		263,022
Rent and Office		28,554		82,630
Utilities		8,083		15,510
Miscellaneous		4,958		23,127
Tax Expense/(Refund)		3,144		(5,322)
Interest Expense		43,165		26,481
Total Expenses	$	1,197,089	$	2,677,136
Disaster Relief Revenue		10,000		-
NET INCOME	$	(6,516)	$	(1,760,755)

See accompanying notes and independent auditor's report

MEALTHY INC.
Statement of Cash Flows
Years Ended December 31, 2020 and 2019

		2020		2019
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	(6,516)	$	(1,760,755)
Increase in net assets				
Adjustments to reconcile increase in net assets to				
net cash provided by operating activities:				
(Increase) decrease from operating				
Amortization		20,601		-
Accounts Receivable Trade		(25,667)		250,450
Accounts Receivable Retail		10,648		(15,442)
Prepaid Expenses		46,566		(46,566)
Due From Affiliates		99,305		(78,556)
Inventory		381,961		212,497
Increase (decrease) from operating liabilities				
Accounts Payable		(216,059)		37,468
Sales Tax Payable		(16,830)		(45,660)
Amazon Payable		(124,345)		124,345
Capital Funds Payable		141,551		
Net cash operating activities	$	311,215	$	(1,322,219)
CASH FLOWS FROM INVESTING ACTIVITIES				
SBA Loan	$	149,900	$	-
SAFE's		-		973,670
Net cash investing activities	$	149,900	$	973,670
CASH FLOWS FROM FINANCING ACTIVITIES				
Goodwill		(618,017)		-
Net cash financing activities	$	(618,017)	$	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(156,902)		(348,549)
CASH AND CASH EQUIVALENTS, beginning of year		160,115		508,664
CASH AND CASH EQUIVALENTS, end of year	$	3,213	$	160,115

		2020		2019
Interest paid	$	43,165		26,481
Interest expense	$	43,165		26,481

See accompanying notes and independent auditor's report

NOTE A – THE ORGANIZATION

Nature of operations

The Company's primary business is in e-commerce. It is based in Fresno California and was incorporated in Delaware on August 15, 2017. The Company is a premium appliance and marketing source which crowdsources its design and marketing to key influencers and fans. The main sales of the Company are of Mealthy products. Mealthy creates high quality kitchen products at highly competitive prices and offers its community healthy recipes for home cooked meals. The line offers 6- and 8-quart cookers, specialty lids, kettles and related parts and accessories. Orders for retail merchandise are shipped to an intermediary, Whitebox. From there, orders that are placed online primarily through the website and app of Shopify, Large wholesale orders are fulfilled directly by shipment from the manufacturer to the customer.

Revenue

During the years of 2019 and 2020, the Company received revenue from sales primarily via the websites of Amazon, Shopify and through sales at the wholesale level. During 2020 the Covid pandemic slowed sales for many e-tailers, Mealthy included. The company, however, was able to pivot into the sales of Personal Protective Equipment (PPE). This increased revenue, and they were able to achieve a substantial net value from several large wholesale deals. Since then, sales of Mealthy products have returned and PPE movements have ceased as the virus waned.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and cash equivalents

The Company considers cash, money market accounts and short-term, highly liquid investments with a maturity of three months or less, as cash in the financial statements. The majority balance of cash is held in FDIC insured bank accounts. There were no cash equivalents as of December 31, 2020, or 2019. The Company's cash balances were $3,213 at December 31, 2020 and $160,115 at December 31, 2019, cash flow and revenue estimates were predicted to remain at levels sufficient to maintain the business.

PayPal is an account which is used to collect cash from some sales. This account is kept at a minor balance throughout the years. Money is generally moved out on a regular basis. At the end of 2020 the balance was $669 and $9,077 at the end of 2019.

Taxes

Income

The Company does not have a provision for income tax liability account for 2020 or 2019. They are holding a net operating loss carry forward both at the state and federal level. This excess is expected to cover 2021 and years beyond. The Company is current on all federal and state tax filings.

Sales

The Company sells product worldwide through both the Amazon and Shopify platforms. The remittance of state sales taxes are as follows. Sales tax is collected by the seller platforms and then remitted to the Company along with sales revenues. The platforms determine the amounts collected and sent to the Company for payment to the individual states. Monthly tax revenues are timely remitted to the various state taxing authorities. Sales tax payable at the end of 2020 and 2019 were $3,186 and $20,016, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising and Promotional Costs

The cost of all advertising is expensed as incurred by the Company. Advertising costs for the year 2020 was $200,802 and for 2019 was $1,444,450. Adverting costs include marketing, platform fees, trade shows, promotions, commissions and research and development costs. The research and development portion of advertising and promotion was $5,748 in 2019 and $619,161 in 2020. It consisted of the development of products, apps, the website, and supplies. All research and development costs are expensed as incurred.

Inventory

The Company holds inventory at the lower of cost or market FIFO. Inventory consists of various products, many of which are produced outside of the United States. When inventory orders are shipped, they are routed to Whitebox, an order fulfillment company. Inventory is held from creation to shipment by third parties. As well, returns and defective items are processed by Whitebox at the product level and the individual platforms, Amazon, Shopify, etc., at the monetary refund level.

Cost of Goods Sold

The Company uses two items in determining cost of goods sold. The components are the cost of inventory items sold ($6,241,253 2020, $4,822,327 2019), and sales tax ($47,157 2020 and $201,718 2019) which is collected by the platforms and is included in gross sales revenue. All other expenditures are considered sales, administrative and general.

Depreciation

Assets are depreciated along the following time frames: buildings 39 years, building improvements 39 years, equipment 5-7 years, furniture and fixtures 3 years. Depreciation expense for the years of 2020 and 2019 were $0.

Amortization

Intangible assets and goodwill are amortized over a 15-year period. Amortization expense for Goodwill in 2020 was $20,601 and $0 for 2019. Accumulated amortization at the end of 2020 was $20,601 and $0 at the end of 2019.

Forgivable loans- Paycheck Protection Program (PPP)

The Company's policy is to account for forgivable loans received through the Small Business Administration (SBA) under Coronavirus Aid, Relief and Economic Security Act (CARES Act) Paycheck Protection Program (PPP), as debt in accordance with Accounting Standards Codification (ASC) 470, Debt, and other related accounting pronouncements. The forgiveness of debt, in whole or in part, is recognized once the debt is extinguished, which occurs when the Company is legally released from the liability by the SBA. Any portion of debt forgiven, adjusted for accrued interest forgiven and unamortized debt issuance costs, is recorded as a gain on extinguishment of debt, and presented in the other income section of the statement of income. The Company did not receive any funds via the forgivable loan program during 2020.

Economic Injury Disaster Loan (EIDL)

The company holds an EIDL loan as debt unless forgiven. The amounts received by the company in 2020 total $159,900. This amount is repayable at an interest rate of 1% and matures in 2050. However, the EIDL loan received was partly immediately forgiven by a process set up by the Small Business Administration. Any company could apply for $1,000 per employee and have that amount be instantly forgiven with no repayment mechanism. Accordingly, the Company is not holding the amount received of $10,000 as debt. It has recognized the revenue as other disaster relief income in the income statement. The balance, $149,900 is held as long-term debt.

NOTE C – ACCOUNTS RECEIVABLE

Accounts receivable consists of amounts due from the trade and retail customers. Retail amounts are due from Amazon and Shopify while trade receivables are due from various customers each year.

NOTE D - INVENTORY

The Company purchases inventory from several suppliers. Inventory is recognized at the time it is received by the fulfillment centers. Items are removed from inventory and put into cost of goods sold on a monthly basis when monthly sales are recognized. The balance in inventory at the end of 2020 was $226,971.

The inventory at the end of 2019 is estimated to be $608,932. This is due to lack of records from the fulfillment platforms at that time. Some of which only hold records for less than a year. Due to this, the inventory amount was determined via a calculation based on sales, bank records and shipments processed.

NOTE E – PREPAID EXPENSES

Prepaid expenses at the end of 2020 were $0. At the end of 2019, the Company had an amount in prepaid expenses of $46,566 and it consisted primarily of amounts paid in advance for trade shows set to occur in 2020. Due to the pandemic, the trade shows which were paid in advance were cancelled and all amounts returned to the company in 2020.

NOTE F – DUE FROM AFFILIATES

The due from affiliates account only had a balance at the end of 2019 which was $99,305. This account held amounts due to the Company for expenses paid for their foreign sales partner. They were to help establish sales out of the US of the Mealthy product line.

NOTE G – ACCOUNTS PAYABLE

Accounts payable consisted of amounts due to vendors at year end for services rendered during the year. The amount in accounts payable at December 31, 2020 and 2019 were $25,945 and $242,004, respectively. After the sale of the company in 2020 they began to manage accounts payables more quickly and were able to retain a more manageable balance.

NOTE H – SALES TAX PAYABLE

The sales tax payable account contained amounts due to the various US state taxing authorities. The company maintains an accurate tax amount due via the platforms which collect the taxes and then disburse them to the company. At year end 2020 the taxes payable were $3,186 and for year end 2019 was $20,016.

NOTE I – AMAZON AND CAPITAL FUNDS PAYABLE

The accounts of Amazon payable and capital funds payable are short-term loans the company uses for cash flow purposes. The capital comes from various sources and is used as a revolving credit source for cash to pay suppliers. For the years ended December 31, 2020 and 2019 the balances of these accounts totaled $141,551 and $124,345, respectively.

NOTE J - LONG-TERM DEBT

As of December 31, 2020, the Company has an unsecured loan outstanding in the amount of $149,900 due to the Small Business Administration (SBA) and administered by a local bank, as part of the Coronavirus Aid, Relief and Economic Security Act (CARES Act). The loan has an interest rate of 1% and matures in 2050. Payments are to be determined.

NOTE K – SALES AND REVENUE COLLECTION

Amazon and Shopify are the two main platforms which the Company uses to sell product. Revenue is collected and remitted to the Company with policies set up by the platforms. Cash flow from these companies is quick and turn around is usually less than 10 days. Along with sales revenue, sales tax is also remitted to the Company. It is then disbursed per the individual taxing authorities regulations.

NOTE L – PRODUCT WARRANTIES

The Company follows the general guidelines of the platforms they sell for. They accept returns on product for 30 days. As well as make other allowance based on the platform that sold the merchandise originally. Product discounts and returns accounted for less than one half of one percent of sales for the years of 2020 and 2019. The third-party platform sellers handle all returns, defects, exchanges and refunds.

NOTE M – CROWDFUNDING

In 2019 the Company was part of a crowdfunding event to raise capital. The purpose of the crowdfunding was to offer SAFEs (explained in Note N to individuals in order to raise capital funding. The result was that $973,670 was raised via the crowdfunding event. Also, as explained in Note N, the crowd fund amount is held as a liability until one of the mentioned triggers of the SAFEs occurs.

A second crowdfunding event was enacted in November of 2020. However, it was not completed in 2020, nor has it been funded as of the date of the financial statements. Accordingly, it is not recognized in these financial statements.

NOTE N – SIMPLE AGREEMENTS FOR FUTURE EQUITY (SAFE)

The Simple Agreements for Future Equity (SAFE) are held as a liability to the Company in the balances sheet. The amounts will be held until such time as one of the SAFE triggers applies. All are carried at face value of the contract at inception.

SAFE's are held until one of the following situations occurs and triggers a change.

1. If there is equity financing before the termination of the SAFE, it will convert to the greater of: (a) the number of shares of Standard Preferred Stock equal to the purchase amount divided by the lowest price per share of Standard Preferred Stock, or (b) the number of shares of SAFE preferred stock equal to the purchase amount divided by the SAFE price.

2. If there is a liquidity event before the termination of the SAFE, it will automatically entitle the investor to a portion of the proceeds in direct relation to the liquidity event. The amount due will equal the greater of: (a) the purchase amount (cash-out amount), or (b) the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price.

3. If there is a dissolution event before the termination of the SAFE, the investor will automatically be entitled to receive a portion of the proceeds equal to the cash-out amount.

Liquidation priority of the SAFE's is for the cash-out amount subject to:

1. SAFE's are junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes.

2. On par with payments for other SAFE's and/or preferred stock, and if the applicable proceeds are insufficient to permit full payments to the Investor and such other SAFE's and/or preferred stock, the applicable proceeds will be distributed pro rata to the investor and such other SAFE's and/or preferred stock in proportion to the full payments that would otherwise be due.

3. Senior to payments for common stock.

Termination of SAFE's will occur automatically following the earliest of:

1. The issuance of capital stock to the investor pursuant to the automatic conversion of this SAFE

2. Or, the payment, or setting aside for payment, of amounts due the Investor.

NOTE O – CAPITALIZATION

As of December 31, 2020, the Company has 1,000,000 shares of stock authorized with a par value of $0.0001 per share for a total value of $100. The issued common stock at the year-end was 279,000 with a total value of $28.

The Company has set aside 21,000 stock shares for key officers and employees. As of December 31, 2020, the fully diluted basis will constitute 16% of the of the outstanding shares. The shares which were part of the Crowdfunding SAFE units total 1,070,000 which when fully diluted will constitute 3% of the issued and outstanding shares at December 31, 2020. As mentioned above these are rights to future shares, not current shares of Company stock.

NOTE P – SALE OF THE COMPANY

During 2020 the company was purchased by MVP Holdings Inc, which is owned by Casey Musick. The purchase price of the company was $279,000 and transferred complete ownership on July 1, 2020. The sale of the company resulted in recognition of goodwill. Assets and liabilities were valued at their current fair value on June 30, 2020.

NOTE R - DATE OF MANAGEMENT'S REVIEW

In preparing the financial statements, The Company has evaluated events and transactions for potential recognition or disclosure through June 1, 2021, the date that the financial statements were available to be issued.